Filed by Petrohawk Energy Corporation

(Commission File No.: 000-25717)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: KCS Energy, Inc.

(Commission File No.: 001-13781)

This filing relates to the proposed merger between Petrohawk Energy Corporation (“Petrohawk”) and KCS Energy, Inc. (“KCS”) pursuant to the terms of an Agreement and Plan of Merger, dated as of April 20, 2006, by and among Petrohawk, KCS, and Hawk Nest Corporation (the “Merger Agreement”). Petrohawk has filed the Merger Agreement with the U.S. Securities and Exchange Commission (the “SEC”) as Exhibit 2.1 to the Current Report on Form 8-K filed by Petrohawk on April 21, 2006.

On May 10, 2006 Petrohawk hosted an investor conference call that was simultaneously webcast to discuss first quarter 2006 financial and operating results. The transcript of the conference call is attached below.

Forward-Looking Statements:

This transcript contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, based on Petrohawk’s current expectations and may include statements regarding planned capital expenditures (including the amount and nature thereof), timing for proposed acquisitions and divestitures, estimates of future production, statements regarding business plans and timing for drilling and exploration expenditures, the number of wells both companies anticipate drilling in 2006, the number and nature of potential drilling locations, future results of operations, quality and nature of the combined asset base, the assumptions upon which estimates are based and other expectations, beliefs, plans, objectives, assumptions, strategies or statements about future events or performance (often, but not always, using words such as “expects”, “anticipates”, “plans”, “estimates”, “potential”, “possible”, “probable”, or “intends”, or stating that certain actions, events or results “may”, “will”, “should”, or “could” be taken, occur or be achieved). Statements concerning oil and gas reserves also may be deemed to be forward looking statements in that they reflect estimates based on certain assumptions that the resources involved can be economically exploited. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those, reflected in the statements. These risks include, but are not limited to: the possibility that the companies may be unable to obtain stockholder or other approvals required for the acquisition; the possibility that problems may arise in the integration of the businesses of the two companies; the possibility that the acquisition may involve unexpected costs; the possibility the combined company may be unable to achieve cost-cutting objectives; the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; health, safety and environmental risks and risks related to weather such as hurricanes and other natural disasters); uncertainties as to the availability and cost of financing; fluctuations in oil and gas prices; inability to realize expected value from acquisitions, inability of our management team to execute its plans to meet its goals, shortages of drilling equipment, oil field personnel and services, unavailability of gathering systems, pipelines and processing facilities and the possibility that government policies may change or governmental approvals may be delayed or withheld. Additional information on these and other factors which could affect either companies’ operations or financial results are included in the companies’ other reports on file with the United States Securities and Exchange Commission. Forward-looking statements are based on the estimates and opinions of both companies’ management at the time the statements are made. Neither Petrohawk nor KCS assume any obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

Additional Information About the Transaction and Where to Find It:

Petrohawk and KCS will file materials relating to the transaction with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders of Petrohawk and KCS are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Petrohawk, KCS and the transaction. Investors and security holders may obtain these documents free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Petrohawk may be obtained free of charge from Petrohawk’s website at www.petrohawk.com. The documents filed with the SEC by KCS may be obtained free of charge from KCS’s website at www.kcsenergy.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed acquisition.

Petrohawk, KCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Petrohawk and KCS in favor of the acquisition. Information about the executive officers and directors of Petrohawk and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available. Information about the executive officers and directors of KCS and Petrohawk and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available.

PETROHAWK ENERGY CORPORATION

Moderator: Joan Dunlap

May 10, 2006

9:00 am CT

Operator:	Good morning. My name is (Kizzy) and I will be your conference leader today. At this time, I would like to welcome everyone to the First Quarter 2006 Earnings Call for Petrohawk Energy Corporation.

All lines have been placed on mute to prevent any background noise. After the speaker’s remarks there will be a question and answer session. If you would like to ask a question during this time simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question press star then the number 2 on your telephone keypad.

I would now like to turn the call over to Miss (Joan Dunlap); please go ahead.

(Joan Dunlap):	Welcome everyone, to the First Quarter Conference Call. We have today, Floyd Wilson, President, Chairman and CEO, Shane Bayless, EVP, CFO and Treasurer and Dick Stoneburner, EVP of Exploration.

Today’s discussion will include certain statements that may be deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For our full statement related to this topic please see our press release, which is posted on our website. I will now turn the call over to Floyd Wilson.

Floyd Wilson:	Good morning and thanks for joining us on the call. It’s been a productive quarter here at Petrohawk. We’ve shown gains or improvements in almost every important area; we completed two strategic transactions, which were designed towards our ultimate goal of growth. I think I said on the last call it’s been quiet here at Petrohawk these days, I was kidding. We’ll set out the results this morning of what’s been a very active quarter on a number of levels.

We continue to focus on cash flow as a measure since it allows us to fund our aggressive capital program and assemble the asset base that we’re looking to build. For the quarter, cash flow from operations was 76 cents per share or $63.6 million; that’s a 250% increase over this time last year. This result was partly driven by our healthy production rate, which increased to a record 12.2 Bcfe during the quarter up over 150% from a year ago; this is the result of acquisitions and successful drilling.

At the same time, we’ve made improvements in our cost structure; this is always a goal of ours, 33% decrease in G&A expense over the prior quarter and also a 6% decrease in total lifting costs in what I’d characterize as an increasing cost environment in the sector. In addition, our realized pricing was relatively good, $53.22 per barrel for oil and $7.50 per Mcf for gas — gas is 71% of our production – these prices include the impact of basis, quality and hedging.

It was an active quarter, as you might know, for acquisitions and divestments at our company which is very much in line with our ongoing goal of building a world-class set of assets with relatively low lifting costs and significant upside potential. At the end of January, we closed our acquisition of 106 Bcfe in North Louisiana setting us on a path to engage in a very aggressive development program at the Elm Grove and Caspiana fields. These assets have seen the impact of a one-rig drilling program for quite some time. Since closing we’ve added another rig and we’re bringing a third rig in to the field next week. For the year we hope to drill approximately 40-45 new wells in this evolving gas field.

At the end of March we completed the divestment of about 25 Bcfe in the Gulf of Mexico. This divestment accounted for substantially all of Petrohawk’s offshore interest. This property was relatively costly to operate. We expect this divestment to have a good portfolio effect in terms of lifting costs.

Lastly, and perhaps most importantly, you might have seen our announcement on April 21 to merge with KCS Energy. This is an exceptional transaction for all parties. We’re on track for the closing, which we expect to occur during the third quarter. At that time the combined company will have almost 1 Tcfe of proved reserves and a significant upside potential beyond that. We are really looking forward to working with Jim Christmas and Bill Hahne and their talented and successful staff to create additional value from these exceptionally complementary assets.

This quarter we’ve been very busy out in the field, work-overs, drilling – lots of activity. We’re operating six rigs currently and we’re getting the benefit from another six non-operated rigs so we have a total of 12 rigs operating at this time. We drilled 66 wells during the quarter, with a 95% success rate. We had a release – an operational release a bit earlier – the significant wells in that group were discussed during that. We committed approximately $37 million for drilling out of our $210 million drilling budget during the quarter indicating that our 2006 drilling program is somewhat backend weighted.

I’ll turn this over to Shane Bayless now for more details.

Shane Bayless:	Okay, thanks, Floyd. We’ll step through a few of the operational results and touch on the balance sheet highlights as well here.

For the first quarter we had revenues just over $103 million, that’s up over 219% from the prior year. As Floyd mentioned, cash flow from operations increased significantly from prior quarter to about $63.5 million for first quarter ‘06. Excluding special items, or more on a normalized basis, earnings per share was 18 cents versus a year ago of 9 cents; cash flow per share of 76 versus a year ago 46, so some marked improvement there.

One thing that I would point out that I think you’ll see through the release is what we’ve been able to achieve through the total cash costs viewpoint of things. First quarter ‘06 we were just north of $3, which is an inclusive number of production, G&A and interest. That compares to $2.95 a year ago, which I think is a pretty strong number compared – relative to our peers when you view the increases in the commodity price environment year-over-year as well as just the price pressures from a service standpoint. Obviously we’ve seen some improvements in our unit metrics to get there; a nice improvement in G&A over both the fourth quarter ‘05 as well as the first quarter of ‘05 that we’re comparing to.

We did see, you know, given that we do not elect mark-to-market – or hedge accounting, I’m sorry, our mark-to-market did decline here at March 31, I think the liability was right at $54.5 million. That resulted in a $30.9 million unrealized gain that ran through the income statement offset by about $6.2 million of a realized loss.

We did add a couple of new hedge positions during the quarter. We added 1,000 barrels a day for ‘07 on a costless collar structure at $65 by $85 and added $10 million a day on the gas side for ‘07 on a deferred premium floor. That put was purchased for 79 cents; it was an $8 floor.

On the balance sheet side we continue to look at the debt and continue to use cash flow beyond the capital program to de-lever as well as proceeds from our divestments. We did complete, as Floyd mentioned, the GOM sale, so that both eliminated about $45 million of debt – call it net after closing adjustments – as well as eliminated a significant asset retirement obligation of just north of $20 million.

You probably do also recall, we completed an equity offering around the North Louisiana transaction, which yielded approximately $182 million of net proceeds to the company.

Post the Winwell transaction – the North Louisiana acquisition here in January, we renewed our credit facility and at a borrowing base, re-determined that $400 million, that was adjusted down by 15 post the Gulf of Mexico sale here at the end of March, so we still have ample liquidity underneath of the revolver at this time. And debt to cap at the quarter end was roughly 44%.

At that I’ll turn it back to Floyd.

Floyd Wilson:	Okay, thanks, Shane. Well we’ve completed another great quarter here at Petrohawk and we’ve announced a transforming transaction, which sets the stage for growth and value for 2006 and beyond. I think we’re ready for questions now if there are any.

Operator:	At this time I would like to remind everyone in order to ask a question please press star 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster. Your first question comes from (David Conney).

(David Conney):	Hello, gentlemen.

Floyd Wilson:	(Dave).

(David Conney):	Can you hear me?

Floyd Wilson:	Sure.

(David Conney):	Okay, great. I know it’s – the merger closes some point, probably in around the third quarter, but, the question would be, would you be able to start to see some synergies beforehand with maybe realigning people or processes before you’d actually close? Is that a reasonable thought?

Floyd Wilson:	(Dave), we’re certainly planning for the transition and discussing it quite actively with the guys over at KCS, but we’ll both continue to run our respective companies through the date of closing. We anticipate, however, that since these properties fit so well together that we’ll see some immediate synergies at closing.

(David Conney):	Okay, at closing, great. And I guess you’ve set most of your, I guess, combined management team in the process, could you just sort of layout the, you know, the executive team for us here?

Floyd Wilson:	Sure. I’m going to be the head gopher. I’ll work for the Board, as you know, (Dave). Shane Bayless will be the CFO; Bill Hahne will be the COO; the entire group at KCS over in Tulsa will remain in place and we hope to keep as many people – maybe all of the rest of the people at KCS that we can — Dick Stoneburner will be the Exploration Manager. You know, we probably haven’t gotten into too much more detail than that yet, but, as I said, we have a basic shortage of people in our industry right now, we’re going to try to maintain everyone that we can.

(David Conney):	That’s great. And then last, I guess, question, timing, again, of when the (Flower) prospect and maybe some of the deep-gate on-field project will start to kick off?

Floyd Wilson:	Yeah, I’ll ask Dick for an update on (Gadan); I know we’ve been doing some additional work down there. The (Flower) project, as you know, we’ve got two or three of the initial wells slated to begin in June if the schedule holds. And beyond that we permitted a number of other locations and those are, of course, depending on success. Dick, what’s the outlook for (Gadan)?

Dick Stoneburner:	We’ve identified our initial drill site to test the frio section around the dome. What we’ve determined to really optimize the location we need to do some seismic reprocessing, which we are underway with right now. I think that if all goes as anticipated with that reprocessing from a timeline, I think it’s reasonable to believe it’d be a late third quarter, early fourth quarter event. But that is dependant upon the reprocessing.

(David Conney):	Okay.

Floyd Wilson:	Yeah, (Dave), this new seismic is a twist that’s just come up in the last few weeks; we realized it would add a lot of quality to that activity so we’ve undertaken that work. We had thought we would spud that deep (freo) test, that 16,000 foot test, in June or July and now it looks like it’d be October or thereabouts.

(David Conney):	Well hopefully the risk factor will drop with the new analysis. Great.

Dick Stoneburner:	Great.

(David Conney):	Thank you.

Operator:	Your next question comes from (David Heiken).

(David Heiken):	Yeah, this is (David). Just wanted to go through looking at the combined company. KCS increase their production guidance looking at when you think about additional opportunities for exploration outside Petrohawk’s assets, how does that really shake out?

Floyd Wilson:	Well, (Dave), we’re running quite an active program in several areas here at Petrohawk. And, as you know, quite a few of the locations that we drill are not classified as proved. So, we have three rigs slated to continue running in South Texas through the foreseeable future. We’ll spud this wildcat up in the Arcoma Basin in June or thereabouts – another deep test – the first deep test at (Gadan). But we intend to run our 11, 12, 13 rigs throughout. So I would expect this – we’re certainly exposing ourselves to potential growth through exploration efforts.

(David Heiken):	You think that any of that exploration will impact this year’s production? Or is it mainly a next year impact is what I was trying to get a feel for?

Floyd Wilson:	I see. No, I would certainly hope that the efforts in South Texas would have a very near-term impact on production. It’s quite likely that the well at (Gadan) will not have much impact this year if it’s successful. And, frankly, the (Flower) project would not have a large impact this year simply because of the logistics of, you know, adding rigs; if it’s a successful initial effort and doing a little pipeline work and whatnot. So we would expect to see some significant exposure this year through our efforts in the other areas, though.

(David Heiken):	Anything you can quantify? Or is it all wait and see what the results are?

Floyd Wilson:	Well, we haven’t put out any new guidance; we’ll probably do that a bit later in the year. I think it is a bit of a wait and see. I should point that at Elm Grove and Caspiana, with the third rig joining us in that field next week, we expect to see a significant increase in activities. As you know, it’s a 20-30 day process between drilling and getting wells on production out there. So we should begin to see the cumulative effect of that early in the fall and it should be significant.

(David Heiken):	Okay. Thanks a lot, guys.

Floyd Wilson:	Thanks.

Operator:	Your next question comes from (Ray Bekin).

(Ray Bekin):	Yeah, hey, Floyd. I was wondering if there was any further news on the re-completion program in the (Hosten), if you’re still encouraged by what might happen there?

Floyd Wilson:	We’re extremely encouraged by that. And as you know, the merger with KCS is aligning us with the group that has pioneered that whole effort. We’re actually doing our very first (Hosten) re-completion next week; we have every reason to believe it’ll be successful and this’ll be the first in a series of such re-completions. But we still feel like that’s a very strong and viable target across the field.

(Ray Bekin):	Right, okay, great. And do you think you can keep the – your cash costs and close to this $3 level going forward given what the service costs are doing? And would you expect, you know, any, you know, you talked about maybe some non-core asset sales; could that number go down as a result of the asset sales?

Floyd Wilson:	Our asset sales certainly target properties on the high end of the lifting cost spectrum, so in that regard, yes. If service costs remain flat with this quarter I think we could remain that sort of a level or improve it; if they go up I’m afraid that they’ll go up proportionally for us as well.

(Ray Bekin):	Okay. Got it. All right, thanks, Floyd.

Floyd Wilson:	Thanks.

Operator:	Your next question comes from (Ron Newel).

(Ron Newel):	Floyd, could you follow up a little bit on the remaining shore divestment? I think it’s kind of a 6 or 7 Bcf type package; where that process stands?

Floyd Wilson:	(Ron), we’ve been a little busy on other things so we haven’t really focused on our current divestment package. It’s approximately 7 B’s – about 2 million a day with lifting costs of about $2.40 an M. It’s a 14 – just under 1,500 well bores, all non-operated, scattered across all of the basins that we work in here in the – down in the oil patch here in Texas and Oklahoma and Louisiana. We’ll get that group divested certainly this year and probably before – or not before the KCS closing but shortly after. Further, we’ve identified another 2 or 3 Bs here at Petrohawk that we would intend to divest.

Again, a similar group of properties, non-operated — slightly high as compared to our lifting cost target -- and we would expect all of that activity to be accomplished this year. So, from Petrohawk, probably about 10 Bcfe would be divested; the biggest tranche of it by the end of the third quarter, I hope, and the last by the end of the year.

(Ron Newel):	And then from a combined entities standpoint, you know, it sounded like on your merger call that you could have up to 40 or 50 B’s of potential divestment opportunities from a combined standpoint. Is that still your thought process?

Floyd Wilson:	Yeah, given what Petrohawk is going to divest anyway and then post-merger, I think that 45-50 B target for a combined target is a good planning number.

(Ron Newel):	Okay. And then from the (Lyon)’s Field, can you provide an update on the processing plant in that area and what some of your plans are in the near future?

Floyd Wilson:	Sure. Tim’s – Tim Weddle’s in the room now; let me just make sure I don’t mis-speak. What are you doing on the processing plant, Tim?

Tim Weddle:	Yeah, we’re in the process of finishing the construction of the plant and the related gathering facilities. In fact, there’s a field meeting tomorrow that will address the startup of the plant. We anticipate having it online and functional within a couple of weeks.

Floyd Wilson:	And, (Ron), we’ve got at least two new wells to bring online when the plant comes up and perhaps a couple of work-overs we intend to, you know, additional zones that we intend to add over the course of the next several months down at (Lyon)’s Field.

(Ron Newel):	And when that plant comes on, what kind of production increase could it be given that you’re currently constrained by the treating capacity?

Floyd Wilson:	You know, we’re not certain but we’ve had some nice tests on some of these newer wells, so, I think we’d like to wait and see on that. But the wells are sort of – fit the model for the field – the newer wells do.

(Ron Newel):	Okay. Thank you.

Operator:	At this time there are no further questions. Are there any closing remarks?

Floyd Wilson:	No. Thanks a lot, everyone, who joined. And if you think of something else give us a call anytime. Thanks.

Operator:	Thank you. This concludes today’s conference; you may now disconnect.

END